SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. — PETROBRAS
Public Company

PRESS RELEASE

Approval of Perez Companc S.A.‘s stock purchase transaction

(Rio de Janeiro, May 13, 2003) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s biggest oil & gas, petrochemicals and energy company informs that the Argentine Antitrust Committee (Comisión Nacional de Defensa de la Competencia), an agency reporting to the Argentine Secretariat of Competition, Deregulation and Consumer Protection (Secretaría de la Competencia, la Desregulación y la Defensa del Consumidor), approved the purchase of 58.62% of Perez Companc S.A.´s and 39.67% of Petrolera Perez Companc capital stock by Petrobras Participaçoes S.L., a company controlled by Petróleo Brasileiro S.A. -Petrobras.

The transaction was publicly announced on October 17, 2002 and was subject to approval by the Argentine Antitrust Committee.

Upon approval of the transaction Pecom Energía S.A. agreed to divest itself of its aggregate equity interest in Transener S.A. in accordance with the Law Nº. 24,065 of the Electricity Regulatory framework which will be supervised by the Argentine Regulatory Entity for Electricity (Ente Nacional Regulador de la Electricidad — ENRE) and approved by the Argentine Secretariat of Energy (Secretaría de Energía de la Nación). It is worth mentioning that this divestment is in line with Perez Companc S.A.‘s strategic plan objectives and not representing any relevance for the strategic plan of Petrobras in Latina America.

Upon approval of the transaction, all necessary formalities relating to the registration of the change of Perez Companc S.A.‘s corporate name to Petrobras Energía Participaciones S.A. and Pecom Energía S.A.‘s name to Petrobras Energía S.A., approved at both companies’ Shareholders´ Meetings held on April 4, 2003, will be performed.

Rio de Janeiro, May 13, 2003.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.